

December 21, 2018

Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

> **Re: Genesis Energy, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 1-12295**

Dear Mr. Deere:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2017

Items 1. Business
Reporting of Ore Reserve and Mineral Resources, page 30

1. We note your disclosure of proven and probable trona reserves on page 32 of your filing. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

2. Please disclose the material information related to the calculation of your mineral reserves including the commodity price used to estimate your reserves and the cut-off grade that is used to distinguish between ore and waste.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact John Coleman at (202) 551-3610 or John Reynolds at (202) 551-3610 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Ms. Karen N. Pape